UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MURPHY CANYON ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

626642 102

(CUSIP Number)

Jack K. Heilbron

Murphy Canyon Acquisition Corp.

Chief Executive Officer

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

Telephone: 760-471-8536

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 626642 102

1	Names of Reporting Person. Murphy Canyon Acquisition Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,060,250 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,060,250 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,060,250 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.49% (3)
14	Type of Reporting Person OO

(1)

Includes (i) 3,306,250 of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Shares”), which are automatically convertible into the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Shares” and together with the Class B Common Shares, the “Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-262036) and (ii) 754,000 Class A Common Shares underlying units (each consisting of one share of Class A common stock, $0.0001 par value, and one redeemable warrant), acquired pursuant to a Placement Unit Purchase Agreement by and between Murphy Canyon Acquisition Sponsor, LLC, and the Issuer.

(2)	Excludes 754,000 Class A Common Shares issuable upon exercise of 754,000 private placement warrants.
(3)	Based on 13,979,000 Class A Common Shares and 3,306,250 Class B Shares outstanding as of February 7, 2022.

CUSIP No. 626642 102

1	Names of Reporting Person. Jack K. Heilbron
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,060,250 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,060,250 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,060,250 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.49% (3)
14	Type of Reporting Person IN

(1)

Includes (i) 3,306,250 of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Shares”), which are automatically convertible into the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Shares” and together with the Class B Common Shares, the “Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-262036) and (ii) 754,000 Class A Common Shares underlying units (each consisting of one share of Class A common stock, $0.0001 par value, and one redeemable warrant), acquired pursuant to a Placement Unit Purchase Agreement by and between Murphy Canyon Acquisition Sponsor, LLC, and the Issuer.

(2)	Excludes 754,000 Class A Common Shares issuable upon exercise of 754,000 private placement warrants.
(3)	Based on 13,979,000 Class A Common Shares and 3,306,250 Class B Shares outstanding as of February 7, 2022.

EXPLANATORY NOTE

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Persons with the SEC on February 2, 2022 (the “Original Filing”) to clarify that the Reporting Persons’ ownership excludes 754,000 Class A Common Shares issuable upon exercise of private placement warrants, not 565,500 Class A Common Shares as indicated in the Original Filing. The Reporting Persons have not modified or updated disclosures presented in the Original Filing except as indicated above. Accordingly, this amendment does not reflect events occurring after the date of the Original Filing and does not modify or update those disclosures in the Original Filing, if any, affected by subsequent events.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Murphy Canyon Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) and Jack K. Heilbron (the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Shares”)

Issuer:	Murphy Canyon Acquisition Corp. (the “Issuer”)
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 23.49% of the issued and outstanding shares of all classes of common shares of the Issuer (17,285,250) outstanding as of February 7, 2022, based on the number of issued and outstanding Class A Common Shares (13,979,000) and Class B common shares, $0.0001 par value (“Class B Common Shares” and together with the Class A Common Shares, the “Shares”) (3,306,250).

(ii)	Jack K. Heilbron is the Managing Member of the Sponsor, and is the Chief Executive Officer and control person of the entities which own the Sponsor’s member. By virtue of this relationship, Mr. Heilbron may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Mr. Heilbron disclaims any such beneficial ownership except to the extent of his pecuniary interest.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 4995 Murphy Canyon Road, Suite 300 San Diego, CA 92123.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Heilbron is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Common Shares currently beneficially owned by the Reporting Persons was $7,565,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on November 16, 2021, 4,312,500 Class B Common Shares (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated November 16, 2021, between the Sponsor and the Issuer (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On February 7, 2022, simultaneously with the consummation of the Issuer’s initial public offering (the “IPO”), the Sponsor purchased 754,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Placement Unit Agreement, dated February 2, 2022, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each placement unit is comprised of one share of Class A common stock and one warrant.

The Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Common Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Common Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote the Founder Shares, the Shares included in the Placement Units and any public shares owned by them in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and the Shares included in the Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) and the Shares included in the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Shares beneficially owned by the Reporting Persons (on the basis of a total of 17,285,250 Shares, based on (x) the number of issued and outstanding Class A Common Shares (13,979,000) and Class B common shares (3,306,250)) are as follows:

Murphy Canyon Acquisition Sponsor, LLC
a)		Amount beneficially owned: 4,060,250	Percentage: 23.49%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,060,250
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,060,250
	iv.	Shared power to dispose or to direct the disposition of:	0

Jack K. Heilbron
a)		Amount beneficially owned: 4,060,250	Percentage: 23.49%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,060,250
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,060,250

Jack K. Heilbron has voting and dispositive power over the Shares held by the Sponsor. As such, he may be deemed to have beneficial ownership of the Shares held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on November 16, 2021, 3,306,250 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Subscription Agreement. The Subscription Agreement provided that up to 431,250 Founder Shares purchased by the Sponsor are subject to forfeiture to the extent that the underwriters of the IPO do not exercise their over-allotment option in full. The underwriters exercised the over-allotment option in full.

Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Letter Agreement (as defined below). The description of the lock-up is described further under “Letter Agreement” in this Item 6 below.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 originally filed by the Issuer with the SEC on December 9, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Placement Unit Purchase Agreement between the Issuer and Sponsor

On February 7, 2022, simultaneously with the consummation of the IPO, the Sponsor purchased 754,000 Placement Units pursuant to a Placement Unit Purchase Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock-up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The description of the Placement Unit Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 8, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Letter Agreement

On February 2, 2022, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, the Sponsor agreed (A) to vote the Founder Shares, the Shares included in the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and the Shares included in the Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and the Shares included in the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The Letter Agreement provides that the Sponsor may not transfer any Founder Shares (except to certain permitted transferees as described in the Letter Agreement) until the earlier of (i) six months after the date of the consummation of the Issuer’s initial business combination or (ii) subsequent to the Company’s initial Business Combination, (x) if the reported last sale price of the Common Stock equals or exceeds US $12.00 per share (as adjusted for share subdivisions, share dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their shares for cash, securities or other property.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 8, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On February 2, 2022, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on February 8, 2022 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated November 16, 2021, between the Registrant and Murphy Canyon Acquisition Sponsor, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on January 28, 2022).

Exhibit 10.2	Placement Unit Purchase Agreement, dated February 7, 2022, between the Company and Murphy Canyon Acquisition Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 8, 2022).

Exhibit 10.3	Letter Agreement, dated February 2, 2022, among the Company, the Murphy Canyon Acquisition Sponsor, LLC and each of the executive officers and directors of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 8, 2022).

Exhibit 10.4	Registration Rights Agreement, dated as of February 2, 2022, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 8, 2022).

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2023	Murphy Canyon Acquisition Sponsor, LLC

	By:	/s/ Jack K. Heilbron
	Name:	Jack K. Heilbron
	Title:	Managing Member

Date: January 30, 2023		/s/ Jack K. Heilbron
Jack K. Heilbron